August 11, 2010

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, DC 20549

Attn: John Dana Brown

Re:

BMW Auto Leasing LLC

Financial Services Vehicle Trust

Registration Statement on Form S-3/A

Filed July 19, 2010

File No. 333-166296

Dear Mr. Brown:

On July 21, 2010 (the “Submission Date”), our client, BMW Auto Leasing LLC (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Registration Statement on Form S-3/A, including a revised representative form of prospectus supplement for use in offering a series of asset-backed notes (the “Prospectus Supplement”), a revised base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Prospectus”) and certain exhibits (the “Exhibits,” and together with the Prospectus, the “Documents”).  On August 4, 2010, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Prospectus Supplement

Summary of Transaction, page S-1

1.

Comment:  Please provide this chart with the filing of your next amendment.

Response:  We have provided this chart with the filing of this Amendment No. 4 to the Registration Statement.  Please see page S-1 of the Prospectus Supplement.

Delinquencies, Repossessions and Loss Information, page S-40

2.

Comment:  We note your response to our prior comment one. Please revise the footnote to include your representation regarding the percentage of total lease contracts 150+ days delinquent that are not charged off.

Response:  The data representing the percentage of total lease contracts 150+ days delinquent that are not charged off will be included in the prospectus supplement for each offering in the Delinquency Experience table in the percentage column for the row labeled “Lease Contracts Delinquent--151 Days or More,” as highlighted below, for each period presented in the table.  As footnote 4 to the table indicates, the only leases that are not charged off when they become 150 days delinquent are those that BMW FS is prohibited to charge-off by applicable law, including when the related lessor is the subject of bankruptcy proceedings (and the percentage of such leases has been historically low).

BMW FS MANAGED NEW LEASE PORTFOLIO
DELINQUENCY EXPERIENCE (1)(2)(3)
(Dollars in Thousands)
	At [_____],				At December 31,
	[___]		[___]		[___]		[___]	[___]	[___]		[___]
Lease Contracts Outstanding - Dollars
Number of Lease Contracts Outstanding
	Dollars	%	Dollars	%	Dollars	%	Dollars %	Dollars	%	Dollars	%	Dollars	%
Lease Contracts Delinquent
31-60 Days
61-90 Days
91-120 Days
121-150 Days
151 Days or More(4)
TOTAL

(1) Data presented in the table is based upon Lease Balance for new BMW vehicles including those that have been sold but are serviced by BMW FS.

(2) An account is considered delinquent if 20% or more of the scheduled monthly payment is past due.

(3) Percentages and numbers may not add to total due to rounding.

(4) Leases are charged off when they become 150 days delinquent, except when BMW FS is prohibited by applicable law to charge-off such leases, including when the related lessor is the subject of bankruptcy proceedings.

Exhibit 24.2

3.

Comment:  We note your response to our prior comment seven. Please revise to file a power of attorney conferring authority that complies with Item 601(b)(24) of Regulation S-K.

Response:  We have filed a revised power of attorney conferring authority that complies with Item 601(b)(24) of Regulation S-K.  Please see Exhibit 24.2.

*          *          *          *          *

If you have any further questions or comments please contact me at 212-705-7400 or Matthew P. Joseph at 212-705-7333.

Regards,

/s/ Reed D. Auerbach____

Reed D. Auerbach

cc:

Martin Stremplat

BMW Financial Services NA, LLC